UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-41559

Robo.ai Inc.

(Translation of registrant’s name into English)

Office 114-117, Floor 1, Building A1

Dubai Digital Park, Dubai Silicon Oasis

Dubai, UAE

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Entry into a Convertible Note Purchase Agreement

On September 29, 2025, Robo.ai Inc., a Cayman Islands exempted company (the “Company”), entered into a convertible note purchase agreement (the “Agreement”) with Burkhan Capital LLC (the “Purchaser”), A Delaware company, pursuant to which the Company has agreed to issue and sell to the Purchaser a convertible note (the “Note”) in a private placement offering for an aggregate amount of US$300,000,000. The Note will mature twenty-four (24) months from the closing of the transaction (the “Closing”), which shall take place no later than 30 days after the execution of the agreement with an interest rate of 10% per annum. The Company may, at its sole discretion, pay interest either in cash or payment-in-kind in the form of the Company’s Class B ordinary shares, par value US$0.0001 per share (the “Ordinary Shares”). In the event the Company elects to pay interest in-kind, the number of Ordinary Shares to be issued shall be determined by dividing the accrued interest amount by a price per share equal to eighty percent (80%) of the volume-weighted average price of the Ordinary Shares for the five trading days immediately preceding the applicable interest payment date. The Note will be issued with an original issue discount of ten percent (10%). The Note is convertible into Class B ordinary shares at the option of the holder at any time prior to maturity into Ordinary Shares at a pre-determined conversion formula and a floor price. Upon maturity, the Company is obligated to repay any unconverted principal amount of the Note and any accrued but unpaid interest in cash in United States dollars.

Upon closing, the Company will appoint two individuals designated by the Purchaser to the Company’s Board of Directors and the Company will issue US$10,000,000 worth of Class B ordinary shares to the Purchaser as advisory shares, which shall carry demand registration rights. The holders of the Note shall be granted demand and piggyback registration rights with respect to the Ordinary Shares issuable upon conversion of the Note, as payment-in-kind interest, and the advisory shares.

The obligations of the Purchaser to consummate the transactions contemplated by the Agreement are subject to customary closing terms and condition, and predicated upon the completion of a reverse stock split of the Company’s Class A and Class B ordinary shares at a ratio to be mutually determined and upon the entry into lock-up agreements by the Company’s shareholders holding Class A ordinary shares for a period of twelve months following the closing.

The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by the full text of the Agreement, the form of which is attached hereto as Exhibit 10.1 and is incorporated herein by reference.

This Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. The securities have not been registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Exhibit Index

Exhibit No.	Description
10.1 +*	Convertible Note Purchase Agreement, dated September 29, 2025, by and between Robo.ai Inc. and Burkhan Capital LLC

+	Certain personally identifiable information has been omitted from this exhibit pursuant to Item 601(a)(6) of Regulation S-K.
*	Certain schedules, exhibits and similar attachments have been omitted pursuant to Item 601(a)(5) of Regulation S-K. CEPO will provide a copy of such omitted materials to the Securities and Exchange Commission or its staff upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 30, 2025	Robo. ai Inc.

	By:	/s/ Benjamin Bin Zhai
	Name:	Benjamin Bin Zhai
	Title:	Chief Executive Officer

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